

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 22, 2008

Mr. Jeffrey C. Ackerman
Chief Financial Officer
Sealy Corporation
Sealy Drive, One Office Parkway
Trinity, North Carolina 27370

      RE: Form 10-K for the year ended December 2, 2007
              Form 10-Q for the quarter ended March 2, 2008
              Schedule 14A filed on March 31, 2008

              File No. 1-8738

Dear Mr. Ackerman:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 2, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1. Business

Suppliers, page 4

2. We note that you are dependent upon a single supplier for visco-elastic components.
    Please tell us whether you have entered into a supply agreement with the supplier of
    visco-elastic components, and what consideration you have given to filing this
    agreement as an exhibit in accordance with the requirements of Item 601(b)(10) of
    Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Principles of Consolidation, page 57

3. You state that you are not a beneficiary in a variable interest entity at December 2,
    2007. Please further clarify whether you have a significant variable interest in any
    variable interest entities for which you determined you are not the primary
    beneficiary. If so, please provide the disclosures required by paragraph 24 of FIN
    46(R). Please also tell us what consideration you gave to FIN 46(R) in your
    arrangements with third parties engaged to construct production facilities to be leased
    by you, including whether these entities represent variable interest entities.

Self-Insurance, page 65

4. Please disclose the levels of excess loss coverage by type of risk self-insured.

Note 9. Commitments

Leases, page 79

5. Please disclose how you account for (a) step rent provisions and escalation clauses
    and (b) capital improvement funding and other lease concessions, which may be
    present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS
    29, discusses how lease revenues that depend on an existing index or rate, such as the
    consumer price index or the prime interest rate, should be initially included in your
    minimum lease revenues. If, as we assume, each of these items is included in
    computing your minimum lease revenues and the minimum lease revenues are
    recognized on a straight-line basis over the minimum lease term, the note should so
    state. If our assumption is incorrect, please tell us how you considered the provisions

in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Note 23. Guarantor/Non-Guarantor Financial Information, page 95

6. Please disclose, if true, that each of the subsidiaries of Sealy Mattress Company that guarantee the 2014 Notes are also 100% owned by Sealy Corporation. Refer to Rule 3-10(d) of Regulation S-X.

FORM 10-Q FOR THE QUARTER ENDED MARCH 2, 2008

General

7. Please address the above comments in your interim filings as well.

SCHEDULE 14A FILED ON MARCH 31, 2008

Director Compensation Table for Fiscal Year 2007, page 11

8. In future filings, please explain in a footnote the components of "All Other Compensation."

Compensation Discussion and Analysis

Elements of the Executive Compensation Program

Base Salary, page 16

9. In future filings please briefly elaborate on the company's compensation policy regarding promotional increase percentages that you cite at the end of the second paragraph of this subsection. It appears that increases may be given as necessary to provide base compensation equal to the market median level, and/or to keep them consistent with an overall salary percentage increase budget applicable to all domestic employees; however the operation of the overall policy is unclear from this disclosure.

Potential Payments Upon Termination or Change in Control

Change in Control Benefits, page 27

10. In accordance with Item 402(b)(1)(xi) of Regulation S-K, please provide the rationale for providing a single trigger for payments in the event of a change in control.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief